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                             May 19, 2021

       Michael Mulholland
       Chief Financial Officer
       CytoDyn Inc.
       1111 Main Street, Suite 660
       Vancouver, Washington 98660

                                                        Re: CytoDyn Inc.
                                                            Form 10-K for the
Fiscal Year ended May 31, 2020
                                                            File No. 000-49908

       Dear Mr. Mulholland:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended May 31, 2020

       Note 2 -- Summary of Significant Accounting Policies
       Inventories Procured or Produced in Preparation for Product Launches, page 84

   1. We note your response to prior comment 1. Please expand your proposed disclosures to clarify that, due to
their RTF letter, the FDA has not yet commenced their review of your BLA, including
leronlimab's safety and efficacy. Ensure you also discuss and update the risks and
uncertainties surrounding market acceptance and salability of leronlimab in your future periodic
reports.
   2. We note your response to prior comment 4 from our letter dated February 18, 2021.
                                                        Given the significant
delays in resubmitting your BLA, please expand your disclosures to provide detailed
disaggregated information related to the remaining shelf lives of your inventory. As of each
balance sheet date, please quantify the remaining shelf life of your raw materials, finished
drug product in vials and bulk drub substance. To the extent material, separately
quantify raw material that has a 12 month shelf life from raw materials with longer
shelf lives. Please also disclose the point at which inventory may no
 Michael Mulholland
CytoDyn Inc.
May 19, 2021
Page 2
         longer be accepted by potential customers due to limited remaining shelf life.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at
(202) 551-3355
with any questions.



FirstName LastNameMichael Mulholland                          Sincerely,
Comapany NameCytoDyn Inc.
                                                              Division of
Corporation Finance
May 19, 2021 Page 2                                           Office of Life
Sciences
FirstName LastName